March 12, 2013

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-4628

Re: Quicksilver Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 001-14837

Dear Mr. Schwall:
This memorandum sets forth the responses of Quicksilver Resources Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 25, 2013 (the “Comment Letter”) relating to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). For your convenience, we have repeated the Staff’s comment in bold type face exactly as provided and set forth our response as appropriate within the comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Exhibit 99.2
1.    We acknowledge your response including Exhibit A to comment 2 in our letter of December 28, 2012. Using the information provided in Exhibit A, we have analyzed the wells completed in the Muskwa formation in light of your response to comment 10 in our letter of September 25, 2012 wherein you state the reserves for the two undeveloped wells targeting the Muskwa formation “are analogous to the average EUR for the developed wells in the Muskwa formation.” It appears to us that the proved reserves assigned to the two Muskwa PUD wells exceed the average proved EUR of the three producing Muskwa wells. We note the variance is even more significant when comparing wells in close proximity to each other such as the EUR of the proved producing Muskwa D-50-A/94-O-15 well to the proved reserves for the two offsetting PUD wells on the same drilling pad.
Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the two Muskwa PUD wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.
Response: In our analysis Quicksilver Resources, Inc. (QRI) and LaRoche Petroleum Consultants (LPC) considered many factors including the producing results of QRI’s wells, demonstrated production results from other producers across the basin and geological interpretation developed using pilot logs and 3-D seismic information.

In respect to the technical reserves (TECH) that we reported in our response on December 28, 2012, we mistakenly combined Sales (shrunk) and Wellhead (unshrunk) volumes of gas.

Mr. H. Roger Schwall
March 12, 2013

Using corrected data, there is not a material difference in Muskwa volumes. Further discussion regarding Klua can be found below. Exhibits A and B show the corrected Wellhead gas volumes for the Muskwa and Klua wells. The perforated length of each wellbore is also noted in the table. In assigning reserves to the non-producing wells (including the two PUDs), LPC considered the lengths of all such wells and established the EUR of the non-producing wells at 15.8 Bcfe. EUR of the two Muskwa PUD wells is consistent with the average EUR of the two Muskwa PDP wells that have the longest laterals and since the non-producing wells are longer than the PDP wells, on a “Mcf per foot” basis, the EUR of the non-producing wells is approximately 30% less than the PDP wells.

Exhibit C shows a net pay map for the Muskwa interval that was derived from publicly available logs for wells operated by others in the area and is supported by pilot wells drilled by QRI. Exhibit D shows the Muskwa producing wells in the area that are operated by others. The public data and QRI’s logs demonstrate consistent thickness across a large area and specifically in the area of the two PUD wells. More notably, the Muskwa interval has been productive over the same area.

Some additional facts should be noted about the two Muskwa PUD wells. At December 31, 2011, both wells were being drilled and had pressures and gas flows consistent with our other Muskwa wells in the area. Based on this information, we believed that they would be productive from the Muskwa interval.

Well	True Vertical Depth @ Jan 1/12	Measured Depth @ Jan 1/12	Comment
d-B50-A	2,747 m	4,191 m	Drilling with 12.85 lb/gal mud to control gas flows
d-C50-A	2,753 m	2,972 m	Drilling with 12.85 lb/gal mud to control gas flows

It is important to note that beginning in mid-2012, QRI started production from the wells that were non-producing Muskwa wells at year-end 2011. The initial production results confirmed that on a “Mcf per foot” basis these wells have a production capability comparable to the existing PDP Muskwa wells and, on a wellhead basis (i.e. total produced volumes), exceeded the forecasts assigned at December 31, 2011 and the historical production of the PDP wells.

2.    We also note the proved reserve quantities assigned to each of the three Muskwa PDNP wells are identical to the proved reserve quantities for the two Muskwa PUD wells. Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the three Muskwa PDNP wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.
Response: All three Muskwa PDNP wells encountered significant pressure during drilling that indicated the formation was gas bearing and possessed high natural permeability. The methodology used is similar to that which was utilized for the two Muskwa PUD wells discussed in our response to comment 1. Further, as noted above, the production results of

Mr. H. Roger Schwall
March 12, 2013

the Muskwa PDNP wells exceeded the initial production rates of the existing Muskwa PDP wells.

3.    We have analyzed the information provided in Exhibit A relating to the wells completed in the Klua formation. We note the proved reserves quantities assigned to each of the three Klua PDNP wells exceed the proved EUR of the only producing Klua well. Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the three Klua PDNP wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.
Response: The methodology used in evaluating the Klua was consistent with the methodology used to determine the EUR for the Muskwa wells discussed in our response to comment 1. As noted above, please refer to Exhibit B for the corrected EURs for the Klua wells.

Exhibit E shows the net pay for the Klua. Exhibit F shows the wells in the area that are productive from the Klua formation. As with the Muskwa wells, we believe the regional data support the conclusions for assigning merit of EURs for our Klua wells.

The Klua PDNP wells were much longer than the Klua PDP well and this was a significant factor in assigning the reserves to the Klua PDNP wells. Although the EUR for the Klua PDNP wells is greater than the EUR for the existing Klua PDP well, on a “Mcf per foot” basis, the EUR for the Klua PDNP wells is approximately 35% less than the Klua PDP well because the non-producing wells are longer than the existing Klua PDP well. We were conservative in assigning reserves to the PDNP wells to afford a higher likelihood that post-drill results would exceed pre-drill estimates.

Using our 3-D seismic information in evaluating the geology, a fault was interpreted offsetting the Klua PDP well that significantly limited its drainage radius and resulted in a lower EUR on a “Mcf per foot” basis for the Klua PDP well compared to the Muskwa PDP wells. It is important to note that beginning in mid-2012, QRI started production from these Klua PDNP wells and has confirmed through production that the Klua formation has a production and reserves capability equivalent to the Muskwa formation. The actual production results, on a wellhead and “Mcf per foot” basis, exceeded the forecasts assigned at December 31, 2011 for these Klua wells.

4.    We note from the “Horn River Asset base map as of December 31, 2011” in Exhibit A that the Muskwa PUD location D-B50-A/94-O-15 is a direct offset to a non-producing Muskwa well, the D-D50-A/94-O-15, but is two offsetting locations away from the only proved producing Muskwa well on the pad, the D-50-A/94-O-15 well. Please tell us what evidence supports the reasonable certainty for assigning proved reserves to location D-B50-A/94-O-15 at December 31, 2011.
Response: As explained in our responses above, we believe the geological mapping, the gas shows and high pressures encountered during drilling and coupled with the widespread production across the basin supported booking proved reserves for the D-B50-A well. In addition, this well was being drilled at December 31, 2011.

Mr. H. Roger Schwall
March 12, 2013

5.    We note from the “Horn River Asset base map as of December 31, 2011” in Exhibit A that you have assigned proved developed non-producing reserves to three Klua wells located on the d-50-A Pad; however, there are no proved producing Klua wells on the d-50-A Pad and the closest proved developed producing Klua well, the C-60-D/94-O-16, is approximately 4 miles away. Please tell us what evidence supports the reasonable certainty for assigning proved reserves to each of these non-producing wells at December 31, 2011.
Response: Similar to our responses above, we believe the geological mapping, the tangible information gained during drilling and the production from other Klua wells across the basin together supported the reserves that were assigned.

As described in our response to comment 3, these Klua wells were brought online in mid-2012 and the production performance exceeded the forecast associated with the reserves that were assigned at December 31, 2011.

__________________________________________________

Pursuant to your request, Quicksilver Resources Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 817‑665‑5000.
Very truly yours,

/s/    John C. Regan
John C. Regan
Senior Vice President – Chief Financial Officer

cc:	Jennifer O’Brien
Kim Calder
John Hodgin
U. S. Securities and Exchange Commission

Mr. H. Roger Schwall
March 12, 2013

Mr. H. Roger Schwall
March 12, 2013

Exhibit C – Muskwa Net Pay Map

•	Contour intervals are at 5 meters. (5 m = 16.40 ft)

•	Muskwa thickness is >50 m (164 ft) across QRI acreage

Mr. H. Roger Schwall
March 12, 2013

Exhibit D – Muskwa producing wells

094-O-15
094-O-16
QRI acreage
094-O-10
094-O-09
N.T.S.
~5 Miles
094-O-07
094-O-08

•	The map includes only wells with production from the Muskwa

Mr. H. Roger Schwall
March 12, 2013

Exhibit E – Klua Net Pay Map

•	Contour intervals are at 5 meters. (5 m = 16.40 ft)

•	Klua thickness is >45 m (148 ft) across QRI acreage

Mr. H. Roger Schwall
March 12, 2013

Exhibit F – Klua producing wells

094-O-15
094-O-16
QRI acreage
094-O-10
094-O-09
N.T.S.
~5 Miles
094-O-07
094-O-08

•	The map includes only wells with production from the Klua